São Paulo, November 8, 2004

SADIA S.A. (BOVESPA: SDIA4; NYSE: SDA), the Brazilian processed foods, poultry and pork market leader, reported today its earnings for the third quarter of 2004 (3Q04).The Company's operating and financial information, except where indicated otherwise, is presented in thousands of Brazilian reais, based upon consolidated numbers according to corporate legislation. All of the comparisons in this report are with respect to the same period in 2003 (3Q03), except when otherwise specified.

“Sadia is beginning a new growth cycle," announced Walter Fontana Filho, the Company's CEO." We approved capital expenditures of R$ 350 million for 2005, about three times the average annual amount spent over the past five years. In 2004, we increased our originally budgeted investments of R$ 150 million to about R$ 220 million, mainly because of the new Distribution Center in Ponta Grossa (PR), which will start up in the month of November. Fully automated, the Center will contribute to improving our efficiency and increasing our capacity to store products destined for the export market. The 30.5% growth of gross revenues over 3Q03 was due to the combination of the results obtained on both the domestic and international markets. On the international market, despite falling prices in the first half of this year, the good sales volume of poultry, coupled with a better product mix, contributed to a 41.2% increase in revenues. Domestically, there was an increase in the volume of sales of processed products while tenuous, but consistent, indications of a reheating up of the economy, especially in the large population centers, were observed. Nevertheless, operating results were less positive than in 3Q03, mainly due to the increase in the cost of production raw materials. Net earnings improved because of the positive contribution of financial income. The initiatives to invest in order to grow over the medium and long terms help prepare us to take maximum advantage of new opportunities domestically and overseas. With the higher pace of product introductions and the opening up of 4,950 new jobs in the Company this year, Sadia is reiterating its confidence in the continued growth of the country. Over the short-term, in the last quarter of 2004, we believe that the recovery of employment levels will be more strongly felt in the consumption sector. In fact, we are working with the prospect of posting the best Christmas of the past three years."

HIGHLIGHTS - R$ THOUSAND

	Jan-Sep 2003	Jan-Sep 2004	Chg.%	3Q03	3Q04	Chg.%
Gross Operating Revenue	4,126,737	5,304,030	28.5%	1,448,378	1,890,713	30.5%
Domestic Market	2,238,798	2,648,637	18.3%	776,261	941,386	21.3%
Export Market	1,887,939	2,655,393	40.7%	672,117	949,327	41.2%
Net Operating Revenue	3,727,776	4,637,177	24.4%	1,309,254	1,640,640	25.3%
Gross Profit	1,064,611	1,470,171	38.1%	432,838	467,989	8.1%
Gross Margin	28.6%	31.7%		33.1%	28.5%
EBIT	317,438	531,794	67.5%	166,735	131,469	-21.2%
EBIT Margin	8.5%	11.5%		12.7%	8.0%
Net Income	291,173	311,255	6.9%	108,422	112,725	4.0%
Net Margin	7.8%	6.7%		8.3%	6.9%
EBITDA	444,179	665,599	49.8%	218,026	174,091	-20.2%
EBITDA Margin	11.9%	14.4%		16.7%	10.6%
Exports / Gross Revenue	45.7%	50.1%		46.4%	50.2%
Net Debt to Equity	32.4%	27.2%
Net Debt to EBITDA*	0.9	0.5

                                         *(last 12 months)

GROSS OPERATING REVENUE

Sadia's gross operating revenue grew 30.5% in 3Q04, totaling R$ 1.9 billion. Overall on the year, sales reached R$ 5.3 billion, an increase of 28.5% over the same period of 2003.

Domestic revenues rose 21.4% in 3Q04, propelled by the 11.2% increase in sales, principally of processed products, and a slightly improved sales mix. This performance was the result of the strength of the Sadia brand, its extensive presence outside of the large population centers and the slight but consistent signs of a recovery of demand in the main metropolitan regions.

On the international markets, despite persistent protectionist barriers, export revenues increased 41.2% during the quarter. This result mostly reflects an increase in poultry volumes, which were still favored by the avian flu epidemic in Asia. Overseas sales represented 50.2% of the Company's total revenues during 3Q04.

GROSS OPERATING REVENUE - R$ MILLION

TOTAL SALES

GROSS OPERATING REVENUE

PHYSICAL SALES - tons

SALES VALUE - R$ thousand

DOMESTIC MARKET

Since the end of the first half of 2004, Sadia has been observing a slow recovery in consumption in the large urban centers. This trend continued throughout all of 3Q04, and sales rose 11.2%. The continuity of this process signals a situation that should benefit the leading brands, which are more valued by consumers.

The processed products segment was responsible for 81.4% of domestic sales. The volume sold grew 13% and revenues were 21.1% higher than for the same period in 2003. Considering the difficulties involved in passing along costs in the form of price increases, the increase in revenue thus is directly related to improvement of the mix.

Poultry sales volumes increased 7.1%, with a 21.7% rise in revenues, also due to improved mix. In the pork line, despite a 1.0% decline in volume, there was a 17.7% increase in revenues, benefited by the recovery of prices in a situation in which there was a reduction of supply to the domestic market.

The fast food segment was a highlight. Distinctive service provided to restaurants, fast food chains and hotels prompted a 31% increase in revenues this year. Sadia enlarged its partnership with the McDonald's chain, integrating with the expansion of the "breakfast" project, supplying part of the menu for the new meal. In September, Sadia also ran a promotional campaign in the Viena group's stores and commemorated ten years of its partnership with the Galeto chain.

In 3Q04, the Company resumed the pace of its product launches at levels seen in previous years, placing 42 new products in the market. Among them were third generation ready-to-eat frozen meals, with complete individual portions - beef strips with potatoes and green beans, beef stroganoff with rice and shoestring potatoes, and chicken fillet with broccoli, carrots and rice, processed cheeses and olive oil, marking the entry of Sadia into new segments. Another highlight consisted of the two new versions of fresh pasta with sauce, designed for instant (4-minute) preparation: cappelletti with beef and a cheese or tomato sauce.

During 3Q04, Sadia continued to have a strong presence in the media, running daily television commercials. In August, Sadia brand was elected one of the five that Brazilians most trust, in the Marcas de Confiança (Trustworthy Brands) survey conducted by the magazine Seleções de Reader's Digest. Once again, the Company came in first in the Frozen/Processed Ready Meals category.

GROSS OPERATING REVENUE - DOMESTIC MARKET

AVERAGE PRICE -DOMESTIC MARKET - R$/KG

EXPORT MARKET

Even with the continuing downward trend in international poultry prices seen since the beginning of 2Q04, export revenues increased 41.2% over 3Q03, reaching R$ 949.3 million. The volume exported hit a record level - 234,300 tons - representing an increase of 34.9% over of the same period of 2003. In 3Q04, poultry sales represented 75.9% of export markets sales.

Poultry volumes were 41.4% higher, mainly due to sustained high demand in Asia. Sales, totaling R$ 731.4 million, were up 47.9% compared to the same period in 2003. However, prices declined in comparison to the first half of 2004 due to an oversupply of semi-processed birds from Thailand in the European market and the re-establishment of supply conditions in the Japanese market.

The volume of processed products rose 81.4%. As already had been occurring, the reduction of 31.8% in the average price of this line overseas reflects the change in the mix provided by the consolidation of the businesses in South America. Still, sales for this segment, totaling R$ 90.8 million, were 23.7% higher than in 2003.

The 20.8% reduction in the volume of pork meat exported was a result of the impact of the implementation of an import quota system by Russia. However, reduced availability of the product on the international market raised prices by 34.4% over the 3Q03 level. This offset the reduction in sales, and revenues reached R$ 106.2 million -- 6.6% higher than the same period in 2003.

The Russian embargo of beef produced in Brazil, based on an isolated outbreak of foot-and-mouth disease in the state of Amazonas, did not affect the 3Q04 results. The outlook is for shipments to be resumed by the end of this year.

GROSS OPERATING REVENUE - EXPORT MARKET

AVERAGE PRICE - EXPORT MARKET - R$/KG

EXPORTS BY REGION - REVENUE

OPERATING INCOME

Sadia's net operating revenues of R$ 1.6 billion in 3Q04 represented an increase of 25.3% compared to 3Q03, and R$ 4.6 billion accumulated for the year, an increase of 24.4% over 2003.

However, the 33.8% rise in production costs was greater than the increase in revenues, reflecting higher packaging prices, up 40% on average (for example, the prices of plastic resins rose 57% during the year).

The cost of animal production in 3Q04 was about 13.0% higher than 3Q03, mainly because the price of corn and soybeans increased an average of 9.0% over the same period. Our policy regarding grain stocks continued to be to strive to maintain small inventories of purchased grains, with contracted positions remaining open for subsequent setting of prices. In view of the positive outlook for the 2004/05 soybean and corn harvest and the good level of stocks that are still available in the market, the expectation is that soybean and corn prices will decline until the end of 2004. All of the physical supply of grains necessary for the year has been assured.

Selling expenses continued to suffer from the effect of the increase of international freight rates, while also being pressured by higher warehousing expenses as the Company continues to prepare for the increase in demand expected for the end of the year. The sales expense/net revenues ratio went from 17.2% in 3Q03, to 19.3% in 3Q04, remaining at the same level as 2Q04.

General and administrative expenses, which increased 9.4% during the quarter, represented 0.8% of net revenues, versus 0.9% in 3Q03 and 2Q04.

EBITDA R$ million

Operating earnings before interest and taxes (EBIT) in 3Q04 totaled R$ 131.5 million, a decline of 21.2% compared to 3Q03, due to increases in the aforementioned costs and expenses. This result led to an EBITDA of R$ 174.1 million, compared to R$ 218.0 million in 3Q03. The EBITDA margin was 10.6%, against 16.7%. For the year overall, however, EBITDA totaled R$ 665.6 million, up 49.8% over the same period in 2003.

CALCULATION OF EBITDA EBITDA = EBIT + DEPRECIATION + EMPLOYEE PROFIT-SHARING
	Jan-Sep 2003	Jan-Sep 2004	3Q03	3Q04
EBIT	317,438	531,794	166,735	131,469
(+)DEPRECIATION/AMORTIZATION	96,232	97,782	31,872	32,874
(+)EMPLOYEE PROFIT-SHARING	30,509	36,023	19,419	9,748
EBITDA	444,179	665,599	218,026	174,091
EBITDA MARGIN	11.9%	14.4%	16.7%	10.6%

FINANCIAL INCOME

Revenues from financial income were R$ 75.0 million, against R$ 33.9 million in expenses in 3Q03. This performance mainly was a result of a decline in financial costs and a reversal of expenses in the amount of R$ 26.1 million related to PIS/COFINS taxes on financial operations. The lower foreign exchange rate also had a positive impact on swap operations.

EQUITY PICKUP

Equity pickup in 3Q04, of negative R$ 49.1 million, was the result of the impact of the foreign exchange rate variation on the net equity of the Company's overseas subsidiaries. In 3Q03, the equity pickup value was R$ 7.3 million.

NET INCOME

Net Income R$ million

Net income in 3Q04 was R$ 112.7 million, 4% higher than the result for 3Q03 and 63% better than 2Q04. For the year, the Company has accumulated net income of R$ 311.3 million, 6.9% higher than the result posted in the January-September 2003 period.

CAPITAL STRUCTURE

At the end of 3Q04, Sadia's net financial debt was R$ 475.4 million. The direction of the net debt continued downward, representing 27.2% of net equity, compared to 32.4% in 3Q03, with costs staying below the CDI. During the quarter, the financial strategy continued to be to reduce leveraging, emphasizing operations that made it possible to match up maturing liabilities with financial investments. The practice of making financial investments in assets with very low market volatility was consolidated. A highlight of the quarter was the renewal of the overseas receivables operation that, increased to US$ 100 million at a cost of Libor+0.7%, should contribute to reduce working capital needs. The market demand for the operation was US$ 300 million.

NET DEBT TO EQUITY	NET DEBT TO EBITDA*

CAPITAL EXPENDITURES

Sadia invested R$ 71.3 million during 3Q04, compared to R$ 23.8 million in 3Q03 and R$ 52.9 million in 2Q04. Of this total, 46.0% was for the processed segment, 36.3% went for poultry and 3.3% was for pork. The remaining 14.4% were invested mainly in information technology. Over the first nine months of the year, the Company invested R$ 171.6 million.

In October, Sadia successfully upgraded its ERP system, leading to an improvement in controls and enhancing operating integration. Installation went faster than expected, reducing interruption of manufacturing operations to a minimum.

For 2004, capital expenditure outlays were revised from R$ 150 million to R$ 220 million. The additional funds are mostly being used for the new Distribution Center in Ponta Grossa (PR), designed for the export market, whose inauguration is scheduled for November.

In 2005, Sadia expects to boost its capital expenditures to R$ 350 million in order to support its new growth phase.

The strategic orientation is centered on the elimination of bottlenecks on existing manufacturing lines, which will enable faster and higher rates of return.

CAPITAL MARKETS AND GENERAL INFORMATION

FINANCIAL VOLUME FOOD SECTOR IN BOVESPA 2004	STOCKHOLDERS DISTRIBUTION PREFERRED SHARES

OTHER EVENTS

To expand service for international investors interested in its securities, as of November 15, Sadia's shares will be traded on the Latibex, the segment of the Madrid Stock Exchange dedicated to trading the shares of Latin American companies.

EVENTS ON NOVEMBER 9 (TUESDAY)

National: Meeting with Investment Professionals and Analysts
Time: 11 a.m. (BR time) / 8 a.m. (EST)
Location: Rua Fortunato Ferraz, 616 - Vila Anastácio - São Paulo

International: Conference Call
Time: 3 p.m. (BR time) / 12 p.m. (EST)
Telephones for connection:
Brazil: (11) 4613-0502
U.S.: (1 800) 860-2442
Other countries: (1 412) 858-4600
Access number: 148 (international)

The meeting and conference call audio will be streamed live over the Internet, accompanied by a slide show, at the website: www.sadia.com.br

The statements contained in this release relating to the outlook for the Company's business, projections of operating and financial results, and its growth potential constitute mere forecasts and were based on management's expectations in relation to the future of the Company. These expectations are highly dependent on market changes, the general economic performance of Brazil, of the industry and the international markets - being therefore subject to change.

# # # #

ANNEX I

ANNEX II

Quotes (11/5/04): Sadia ON (SDIA3) = R$ 5,00 Sadia PN (SDIA4) = R$ 5,12 Sadia ADR (SDA) = US$ 55,12	Market Capitalization R$ 3,5 billion US$ 1,2 billion

Contacts:
SADIA S.A.
Luiz Murat Jr.
CFO

Phone: (5511) 3649-3465
Fax: (5511) 3649-1785
grm@sadia.com.br
www.sadia.com.br

Sadia IR
Silvia H. M. Pinheiro
Phone 55 11 3649-3197
Henrique Bastos
Phone 55 11 3649-3130

Ligia Montagnani IR Consultant Tel.: (5511) 3897-6405 ligia.montagnani@thomsonir.com.br
SDIA4